SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at July 15, 2003

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

    Date: May 14, 2003

* Print the name and title of the signing officer under his signature.

---

  NORTHERN DYNASTY MINERALS LTD.
1020 - 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
www.northerndynasty.com

NORTHERN DYNASTY SHAREHOLDERS APPROVE
$5 MILLION FINANCING FOR PEBBLE GOLD-COPPER PROJECT

July 15, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that further to Northern Dynasty's news release of June 23, 2003, shareholders' approval for the $5 million private placement financing with Shambhala Gold Limited was obtained at the reconvened annual and extraordinary general meeting of the Company held July 14, 2003. Shambhala is a private mining finance company based in the United Kingdom and is acquiring the shares of Northern Dynasty for investment purposes. The financing is scheduled to close before July 31, 2003 and is subject to TSX Venture acceptance.

This $5 million equity placement, the potential exercise of the associated warrants by June 12, 2004 ($6.25 million) and the currently outstanding dilutables ($3 million) together with cash on hand ($0.9 million), provide for a cumulative total of $15 million in potential funding to facilitate the rapid advancement of Northern Dynasty's Pebble gold-copper project in southwestern Alaska, USA.

An initial phase of core drilling has been successfully completed at the Pebble property, consisting of 25 holes totaling 20,693 feet, with 18 holes drilled in the "Resource Lands" and 7 holes completed in the "Exploration Lands". Assay results for this phase are expected to be received and compiled by the second week of August and will be reported at that time. The next phase of core drilling will commence in the first week of August and consist of 30,000 feet.

The Pebble deposit is one of the world's largest undeveloped gold and copper resources, containing 13.1 million ounces of gold and 6.8 billion pounds of copper (see news release dated March 31, 2003). The Pebble deposit is only a small part of a giant, 89 square kilometre sulphide system, recently listed as the largest in the world by the United States Geological Survey. These systems typically host multiple large-scale deposits. Northern Dynasty holds options to purchase a 100% interest (subject to no underlying royalty or back-in rights) in the "Resource Lands" hosting the Pebble deposit and can earn a minimum 50% interest in the extensive surrounding "Exploration Lands". Northern Dynasty is a Hunter Dickinson Inc. managed company. Hunter Dickinson Inc. companies have a strong record of success in exploring and developing large gold-copper porphyry projects, several of which have yielded exceptional returns for their shareholders.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit Northern Dynasty's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.